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SEC FILE NUMBER

SEC Mail Processing
MAR 03 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fortune Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
0 Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3582 Brodhead Road, Suite 202
(No. and Street)

Monaca	PA	15061
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitch Whitenack	724-846-2488 X217	mitch@fortunefinancialservices.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lally & Co, LLC
(Name - if individual, state last, first, and middle name)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237-5851
(Address)	(City)	(State)	(Zip Code)

3578	5-19-2009
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitch Whitenack, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fortune Financial Services, Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Operating Officer

[signature]
Notary Public

Commonwealth of Pennsylvania - Notary Seal
Stacie L. Weckerly, Notary Public
Beaver County
My commission expires July 27, 2027
Commission number 1200953
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORTUNE FINANCIAL SERVICES INC.

TABLE OF CONTENTS

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Fortune Financial Services, Inc.
Monaca, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Fortune Financial Services, Inc.** ("Company") as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplementary Information

The supplementary information (Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission; Schedule III, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission; and Schedule IV, Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts has been subjected to audit procedures performed in conjunction with the audit

of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

We have served as the Company's auditor since 2015.

Pittsburgh, Pennsylvania
February 27, 2025

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS		
Cash	$ 1,315,918	
Cash in centralized registration depository account	11,699	
Prepaid expenses	182,385	
Commissions receivable on customer contracts	1,565,387	
Equipment	78,184	
Accumulated depreciation	(72,241)	
TOTAL ASSETS		$ 3,081,332

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$ 21,712	
Accrued expenses	20,149	
Commissions payable on customer contracts	1,371,925	
Unearned assessments	592,378	
Payroll liabilities	1,788	
TOTAL LIABILITIES		$ 2,007,952
STOCKHOLDERS' EQUITY		
Common stock ($1 par value, 100 shares authorized, issued and outstanding)	100	
Additional paid-in capital	246,747	
Retained earnings	826,533	
TOTAL STOCKHOLDERS' EQUITY		1,073,380
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 3,081,332

The accompanying notes are an integral part of the financial statements.

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2024

OPERATING REVENUES		
Revenues from contracts with customers	$ 20,243,966	
Other income	692,989	
TOTAL OPERATING REVENUES		$ 20,936,955
EXPENSES		
Commissions and Fees	16,741,824	
Communications	468,052	
Depreciation	2,690	
Licenses	305,063	
Occupancy	87,841	
Professional fees	412,074	
Travel, meals, and entertainment	172,759	
Other Expenses	139,381	
Salaries, benefits, and taxes	1,648,066	
TOTAL OPERATING EXPENSES		19,977,750
NET INCOME		$ 959,205

The accompanying notes are an integral part of the financial statements.

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2024

	Common Stock		Paid-in	Retained	Total Stockholders'
	Shares	Par Value	Capital	Earnings	Equity
Balance January 1, 2024	100	$ 100	$ 246,747	$ 317,328	$ 564,175
Distributions to stockholders	-	-	-	(450,000)	(450,000)
Net income	-	-	-	959,205	959,205
Balance at December 31, 2024	100	$ 100	$ 246,747	$ 826,533	$ 1,073,380

The accompanying notes are an integral part of the financial statements.

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$ 959,205	
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation expense	2,690	
Changes in assets/liabilities:		
(Increase) decrease in commissions receivable on customer contracts	(316,377)	
(Increase) decrease in other receivables	(10,213)	
(Increase) decrease in prepaid expenses	(6,024)	
Increase (decrease) in accounts payable and accrued expenses	(912)	
Increase (decrease) in commissions payable on customer contracts	353,420	
Increase (decrease) in unearned assessments	(10,615)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 971,174
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(450,000)	
NET CASH USED BY FINANCING ACTIVITIES		(450,000)
NET INCREASE IN CASH		521,174
CASH AT BEGINNING OF YEAR		794,744
CASH AT END OF YEAR		$ 1,315,918

The accompanying notes are an integral part of the financial statements.

FORTUNE FINANCIAL SERVICES INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is registered with Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Basis of Presentation

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. At December 31, 2024, the Company did not have any cash equivalents.

Revenue Recognition

The Company follows ASC Topic 606, *Revenue from Contracts with Customers*. The core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services.

The Company's most significant revenue categories are as follows for the year ended December 31, 2024.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Note 1 - Summary of Significant Accounting Policies (Continued)

Commission revenue includes mutual fund, 529 plan, variable annuity and insurance products, which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Property, Equipment, and Depreciation

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Unearned Assessments

Unearned assessments represent fees that have been paid to the Company by their registered representatives but have not yet been earned by the Company. When earned, amounts are included in other income on the statement of income.

Advertising

The Company expenses advertising costs as they are incurred. The total advertising cost for the year ended December 31, 2024 was $239.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2024.

As of December 31, 2024, the Company's income tax returns for years 2023, 2022, and 2021 may be subject to examination by the IRS, which normally may be subject to an examination within three (3) years after the returns are filed.

Concentration of Risk

The Company maintains interest-bearing cash deposits at a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2024, the Company had cash in excess of the insurance limits in the amount of $1,065,918.

Note 1 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Implemented Accounting Pronouncements

In 2024, the Company implemented FASB ASC 280 – *Segment Reporting* as amended by FASB ASU 2023.07- *Segment Reporting: Improvements to Reportable Segment Disclosures* (Topic 280). The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including mutual fund trades and selling annuities, see note 6. The Company has identified its President as the decision maker, who uses net income to evaluate the results of the business and to manage the Company. In addition, net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the President manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 2 – Operating Lease Commitment

The Company leases office space on a month-to-month basis from a related party. Monthly rental payments for this office space amounted to $7,000 during 2024. For the year ended December 31, 2024, related party rent expense was $84,000 and is included in the occupancy expenses on the statement of income. Total occupancy expenses for the year was $87,841. Management has determined that is arrangement will continue for the near future but has not elected to treat the arrangement under FASB Topic 842, *Leases* as the amounts are not deemed material to the financial statements.

Note 3 – Retirement Savings Plan

The Company has adopted a 401(k)-retirement plan for employees. Employees are eligible to participate if they have attained the age of 21 and are credited with one year of service. The Company matches employee contributions discretionarily. Retirement plan expense for the year ended December 31, 2024 was $31,851. These expenses are included in the Salaries, Benefits, and Taxes on the statements of income.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2024, the Company had net capital of $577,747 in excess of its required net capital of $111,071. The Company's ratio of aggregate indebtedness to net capital was 291 to 1.

Note 5 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the year ended December 31, 2024; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 6 – Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source:

Commissions and Fees:	
12B-1 Fees	$ 10,599,504
Variable Contracts Commissions	6,602,377
Mutual Fund Commissions	1,402,148
Insurance Commissions	1,014,520
Other Contract Revenue	625,417
Total Revenue from Contracts with Customers	$ 20,243,966

Note 7 – Contingencies and Risks

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to some of these matters as of December 31, 2024. Management is not aware of any contingencies as of December 31, 2024 that would require recognition or disclosure due to a material impact on the annual financial statements.

Note 8 – Subsequent Events

The Company has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through February 27, 2025, which is the date the financial statements were available to be issued.

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

	Amended Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 1,073,380		$ 1,073,380
Deductions and / or Charges:			
Non-allowable assets:			
CRD account	11,699		11,699
Net commissions receivable	184,535		184,535
Prepaid expenses	182,385		182,385
Equipment - net	5,943		5,943
Total non-allowable assets	384,562		384,562
Net capital	$ 688,818		$ 688,818
Aggregate Indebtedness	$ 2,007,952		$ 2,007,952
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required			
($5,000 or 6 2/3% of Aggregate indebtedness)	$ 111,071		$ 111,071
Excess Net Capital			
(Net Capital minus minimum net capital)	$ 577,747		$ 577,747
Excess (Deficit) Net Capital at 100%			
(Net Capital minus 10% of Total aggregate indebtedness)	$ 488,022		$ 488,022
Ratio: Aggregate Indebtedness to Net Capital	291.5%		291.5%

See report of independent registered public accounting firm.

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

See report of independent registered public accounting firm.

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

See report of independent registered public accounting firm.

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITIES FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2024

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

See report of independent registered public accounting firm.

Exemption Report – SEC Rule 17a-5(d)(4)

For the period covering January 1, 2024 to December 31, 2024

I, Mitch Whitenack, Chief Operating Officer of Fortune Financial Services, Inc. hereby state that we met the broker dealer identified exception provisions pursuant to the US Securities Exchange Act of 1934 Rule 17a-5, 17CFR 240.17a-5 of the US Securities and Exchange Commission throughout the fiscal period covering January 1, 2024 through December 31, 2024.

Fortune Financial Services, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(1). We are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

There were no exceptions noted during the period January 1, 2024 to December 31, 2024.

Thank you for your oversight,

Mitch Whitenack
Chief Operating Officer
Fortune Financial Services

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have reviewed management's statements included in the accompanying Management's Report on Exemption from Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) **Fortune Financial Services, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fortune Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) ("exemption provisions") and (2) Fortune Financial Services, Inc. stated that Fortune Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exception report. Fortune Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fortune Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 27, 2025

FORTUNE FINANCIAL SERVICES, INC.

**REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION**

DECEMBER 31, 2024

Lally & Co.

CPAs and Business Advisors

FORTUNE FINANCIAL SERVICES, INC.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2024

CONTENTS

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by **Fortune Financial Services, Inc.** ("Company") and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Company for the year ended December 31, 2024, solely to assist you and SIPC in evaluating Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The management of the Company is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records' (vendor disbursement records) entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 27, 2025

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME FORTUNE FINANCIAL SERVICES INC

SEC No. 8-49727

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$20,936,954
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		0
3	Add lines 1 and 2h		$20,936,954
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$20,912,808	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	0	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$20,912,808

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$24,146
8	Multiply line 7 by .0015. This is your **General Assessment**.			$36.22
9	Current overpayment/credit balance, if any			0
10	General assessment from last filed 2024 SIPC-6 or 6A		$19	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	0		
	b Any other overpayments applied	0		
	c All payments applied for 2024 SIPC-6 and 6A(s)	0		
	d Add lines 11a through 11c		19	
12	**LESSER** of line 10 or 11d.			$17
13	a Amount from line 8		0	
	b Amount from line 9		0	
	c Amount from line 12		0	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			
14	Interest (see instructions) for 0 days late at 20% per annum			
15	**Amount you owe SIPC**. Add lines 13d and 14.			$17
16	Overpayment/credit carried forward (if applicable)			

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-49727	DEA: FINRA	2024	Dec

MEMBER NAME FORTUNE FINANCIAL SERVICES INC
MAILING ADDRESS 3582 BRODHEAD RD STE 202
MONACA, PA 15061

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[X] By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

FORTUNE FINANCIAL SERVICES INC
(Name of SIPC Member)

WILLIAM RICHARD PINTARIC
(Authorized Signatory)

1/17/2025
(Date)

bill@fortunefinancialservices.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.